Lumen Technologies, Inc.
100 CenturyLink Drive
Monroe, Louisiana 71203

April 25, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549

Re: Lumen Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 23, 2023
Form 8-K Furnished February 7, 2023
Form 8-K Furnished January 27, 2023
File No. 001-07784

Dear Staff of the U.S. Securities and Exchange Commission,

On behalf of Lumen Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 11, 2023, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Commission on February 23, 2023, Form 8-K Furnished February 7, 2023 (the “February 8-K”), and Form 8-K Furnished January 27, 2023 (the “January 8-K").

In this letter, the Staff’s comments are repeated below, followed by the Company’s response. For ease of reference, we collectively refer to the rules adopted in SEC Release No. 33-8176 (Jan. 30, 2003), 68 FR 4820, as “Regulation G” and refer to specific questions included in the SEC’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations as “C&DI” questions.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 41

1.You refer to various factors that impacted the declines in revenue here and in the segment discussion, including that revenue declines were due to the impact of several divested businesses, but do not quantify the impact of these factors. Where a material change is due to two or more factors, please revise to provide a quantified discussion of the factors impacting revenue. Similar concerns apply to your discussion of expenses on page 42. Refer to Item 303(b) of Regulation S-K.

Response: The Company confirms that in future filings, including the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, when a material change is due to two or more factors the Company will provide a quantified discussion of the factors impacting revenue and expenses in accordance with Item 303(b) of Regulation S-K.

Segment Results, page 46

2.We note you present total Adjusted EBITDA. Please revise to reconcile this non-GAAP measure to net income (loss), the most directly comparable GAAP measure, similar to your reconciliation of Adjusted EBITDA on page 17 in Exhibit 99.1 of the Form 8-K furnished on February 7, 2023. Further, “Total segment EBITDA” and “Operations and Other EBITDA” are non-GAAP measures and should also be reconciled to the most directly comparable GAAP measure, net income. However, once reconciled it would appear such measures may include adjustments that are inconsistent with the applicable non-GAAP guidance. Therefore, you should consider removing these measures as you do not appear to incorporate them in your results discussion. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04 of the Non-GAAP C&DIs.

Response: The Company confirms that in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, the Company will reconcile the segment’s designated measure of profit or loss, Segment adjusted EBITDA, to the Company’s net income (loss), the most directly comparable GAAP measure. The Company will also remove references to “Total segment EBITDA” and “Operations and Other EBITDA” from its disclosure as previously presented in prior MD&A reconciliation tables. To reconcile the measures of profit or loss to the Company’s net income (loss), amounts previously included in “Operations and Other EBITDA” will now be included as “Other unallocated amounts” to comply with Regulation G. The reconciliation will be substantially similar to the presentation shown on Appendix 1 to this letter, which is comparable to the reconciliation previously included on page 17 of the Company’s February 8-K.

Consolidated Financial Statements

(3) Goodwill, Customer Relationships and Other Intangible Assets, page 83

3.We note that the indicated control premium was approximately 59% as of the October 31, 2022 goodwill impairment test. Please provide us with a comprehensive analysis of how you determined the control premium and how you concluded that it was reasonable.

Response: As of October 31, 2022, the Company estimated the fair value of its four reporting units by considering both a market approach and a discounted cash flow method. For the market approach, the Company reviewed its position amongst its peer groups and analyzed multiples for completed transactions and equity premiums by region. The Company selected revenue and Adjusted EBITDA multiples comparable to the multiples of its (i) divestiture of its Latin American business on August 1, 2022 (approximately 9x Adjusted EBITDA), (ii) divestiture of its 20-state ILEC business on October 3, 2022 (approximately 5.5x Adjusted EBITDA) and (iii) announced EMEA divestiture on November 2, 2022 (approximately 11x Adjusted EBITDA). Consistent with prior goodwill impairment assessments, management reviewed the Company’s selected market multiples to its seven peer companies. The Company’s peer group consists of public companies in the communications sector that generally have similar focus, product offerings and relative size. The Company’s peer group has remained relatively consistent and also includes five companies listed in the Compensation Benchmarking and TSR Peer Groups on page 77 of the Company’s 2022 Proxy Statement. Based upon this analysis and review, management concluded its multiples were reasonable as they were within the range of the peer group multiples and consistent with closed and announced divestitures. For the discounted cash flow (“DCF”) method, a DCF analysis was performed using the latest forecast reviewed by the Company’s Board of Directors. The Company calculated and compared revenue and Adjusted EBITDA growth and unlevered cash flow growth as well as Adjusted EBITDA margin profiles. The long-term growth rates used were in line or below (given perpetuity considerations) comparable average growth for revenue, Adjusted EBITDA and unlevered cash flow in future years based on the Company’s long-term forecast. The weighted cost of capital (“WACC”) was determined using a market participant approach. The market participant approach WACC was built using the Company’s cost of debt and equity with an additional 5% company specific equity risk premium to reflect risk in the Company’s forecast. Management considered this approach consistent with how a purchaser (market participant) would develop a WACC to discount cash flows to address execution and market risk. Management considered macro level, sector and internal drivers when forecasting the expected performance of reporting units and geographies, as well as internal company strategy, operational and execution risk. Consistent with prior years, management prepared the Company’s goodwill impairment test utilizing the forecast reviewed by the Company’s Board of Directors, market multiple ranges of the selected peer companies and ranges of indicated control premiums from historical transactions. Considering all of these factors, management concluded the selected WACC, market multiples, long-term growth rate estimated fair value and indicated control premium were all reasonable.

Management reconciled the estimated fair values of the reporting units to the Company’s market capitalization as of October 31, 2022, and concluded the indicated control premium of approximately 59% was reasonable based on a range of control premiums from recent market transactions discussed below and the valuations from the Company’s recently closed and announced divestitures referenced above. The Company’s market capitalization, when compared to the fair value of equity of its reporting units calculated in accordance with GAAP, was the primary driver of its 59% indicated control premium. Peer analysis and review at the time of the assessment provided additional context to management that the Company’s market capitalization was depressed, and the overall company was undervalued compared to competitors with similar assets, customers, and business models. Based upon 78 closed and announced transactions in the Telecommunication Services industry in the United States, Canada, Europe, Asia Pacific, Africa and Middle East for the period November 1, 2017 to October 31, 2022, the target stock premiums one day prior to the deal announcement ranged from 0.0% to 92.9%. Narrowing the transaction period to November 1, 2021 to October 31, 2022, the target stock premium one day prior to the deal announcements for eleven transactions ranged from 1.3% to 71.6%. Based upon these factors, management determined the Company’s indicated control premium of 59% was within the range for the selected comparable transactions.

4.Please tell us the fair value and carrying value of each reporting unit as well as the goodwill allocated to each reporting unit as of October 31, 2022. Also, provide us with your reconciliation of the estimated fair value of your reporting units to the company’s market capitalization as of October 31, 2022.

Response:
Reporting Units as October 31, 2022
(in millions)	Mass Markets	NA Business	APAC	EMEA	Total
Concluded Fair Value of Equity	$2,632	$7,428	$340	$1,723	$12,123
Carrying Value of Equity	$1,337	$10,656	$170	$635	$12,797
Allocated Goodwill	$4,752	$11,126	$0	$51	$15,928

Indicated Control Premium Analysis
(in millions except Share Price)	October 31, 2022
Concluded Fair Value of Equity of Reporting Units	$12,123

Share Price as of October 31, 2022	$7.36
Multiplied by Shares outstanding	1,035
Market capitalization	$7,615

Indicated control premium (discount)	59.2%

In addition, during 2022, the Company also impaired $43 million goodwill on a business classified as held for sale, which is included in the $3,271 million ($3,228 million + $43 million) goodwill impairment disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

5.We note that there has been a significant decline in your market capitalization since the October 31, 2022 goodwill impairment test was performed and since your December 31, 2022 year end. It appears that this may be a triggering event that would require you to reassess your goodwill for impairment. Please tell us what consideration you have given to reassessing the recoverability of your goodwill in the first quarter of fiscal 2023. If you did not perform impairment tests during the first quarter, please explain why. To the extent that an impairment test was performed, tell us whether or not an impairment of goodwill existed. Refer to ASC 350-20-35-30.

Response: As of December 31, 2022 and up to the issuance of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, management considered the decline in the market capitalization after the announcement to eliminate the Company’s dividend and determined that it did not change the Company’s assumptions and conclusions with regards to the fair value of the remaining reporting units as of December 31, 2022. Additionally, the sale of the Latin American business on August 1, 2022 (at a price approximately 9x Adjusted EBITDA), the sale of the 20-state ILEC business on October 3, 2022 (at a price approximately 5.5x Adjusted EBITDA) and the proposed EMEA business divestiture announced on November 2, 2022 (at a price approximately 11x Adjusted EBITDA), all had purchase multiples consistent with those used in the Company’s most recent goodwill impairment tests as of October 31, 2022. These transactions support the position that the Company’s market capitalization during the first quarter of 2023 did not directly correlate with the fair value of equity of the Company’s reporting units calculated in accordance with GAAP (as discussed in the Company’s prior responses above).

During the first quarter of 2023, management (i) assessed the following qualitative factors, (ii) made the determinations summarized below and (iii) determined it was not more likely than not that the fair values of the Company’s reporting units were less than their carrying amount, including goodwill.

•No adverse changes in macroeconomic conditions
◦There were no significant adverse changes, consistent with the disclosures the Company plans to make in its earnings release scheduled for May 2, 2023 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023. Additionally, as discussed in response 3 above, we included a 5% company specific equity risk premium at October 31, 2022. As our terminal year forecast did not significantly change and the yield on the 10-year US Treasury Bond declined 62 basis points since October 31, 2022, we considered this risk premium to be adequate to cover the forecast risk at March 31, 2023.
•No changes in industry and market conditions
◦There were no significant adverse changes, consistent with the disclosures the Company plans to make in its earnings release scheduled for May 2, 2023 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023.
•No changes in cost factors that would have a negative impact on cash flows
◦Inflationary pressures were considered by management for the Company’s October 31, 2022 goodwill impairment assessment, and no significant changes since October 31, 2022 were noted.
•No changes in overall financial performance
◦Management compared the forecast used for the October 31, 2022 goodwill impairment test to the Company’s most recent forecast and noted no significant changes to the long-term forecast and growth rates.
◦Management compared year-to-date first quarter 2023 results to the most recent forecast and did not identify any significant underperformance against the October 31, 2022 forecast.
•No changes in management, strategy, and customers
◦During the Company’s Q4 2022 earnings call on February 7, 2023, members of the Company’s executive team discussed strategic plans for a return to growth. These strategic plans were considered during the Company’s October 31, 2022 goodwill impairment assessment. For the Company’s Mass Markets segment, management is forecasting a high level of capital investment in connection with its Quantum Fiber buildout plans, which will decrease near term cash flow but is expected to improve the Company’s cash flows beyond five years and the Company’s terminal value. For the Company’s Business segment, management is making material capital investments to expand the Company’s ability to service customers in key metropolitan markets. These changes in strategic direction will result in a reduction in revenue and increase in expenses in the short-term but are designed to position the Company for future growth. The Company determined that its terminal year cash flows were not materially impacted by the strategic reset and, therefore, management concluded there was not a trigger for further impairment assessment.

◦During the first quarter of 2023, we implemented senior leadership management changes to align with the previously announced strategic plans and these were considered during our October 31, 2022 goodwill impairment assessment. Management concluded these changes did not trigger the need for further impairment assessment.
•No events affecting a reporting unit
◦Management determined there were no changes affecting reporting units which were aligned with the Company’s strategic plans and considered in the Company’s October 31, 2022 goodwill impairment test.
•No significant company specific adverse events that would potentially cause a sustained decrease in our share price
◦On February 7, 2023, the Company announced guidance for Adjusted EBITDA, capital expenditures and free cash flow for 2023 that was lower than investors were expecting. The Company determined that this contributed to an additional decline in the Company’s market capitalization during Q1 2023. Nonetheless, the Company determined during the first quarter of 2023 that its terminal year cash flows had not been materially impacted by the Company’s strategic plans to focus on making growth investments in the business.

As referenced in ASC 350-20-35-3D, we assessed the totality of events and circumstances including those above and determined the share price decline was a potential impairment trigger, but in the context of the other facts and circumstances described above, did not ultimately result in a conclusion there was an impairment triggering event to perform a quantitative impairment test during the first quarter of 2023. The Company plans to include additional cautionary language in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 related to the potential risk for an impairment triggering event in future quarters if there are sustained share price declines, revisions to the Company’s long-range strategic plans, underperformance against those plans, or similar adverse developments.

(4) Revenue Recognition

Performance Obligations, page 92

6.You disclose you expect to recognize approximately 75% of the $7.4 billion in revenue related to performance obligations associated with existing customer contracts that are partially or wholly unsatisfied through 2025, with the balance recognized thereafter. Please revise to better describe when such revenue will be recognized using time bands that would be most appropriate for the duration of the remaining performance obligations or by using qualitative information. In this regard, explain how the 75% will be recognized through 2025, (e.g., ratably), or indicate the percentage estimated to be recognized each year. Refer to ASC 606-10-50-13b.

Response: The Company confirms that in future filings, including the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, the Company will provide disclosure similar to the following:

“As of March 31, 2023, we expect to recognize approximately $X.X billion of revenue in the future related to performance obligations associated with the existing customer contracts that are partially or wholly unsatisfied. As of March 31, 2023, the transaction price related to unsatisfied performance obligations that are expected to be recognized for the remainder of 2023, 2024 and thereafter was $X.X billion, $X.X billion and $X.X billion, respectively.”

Management believes this disclosure is more aligned with peers in the Company’s industry sector and is responsive to the Staff’s comment by providing the users of the financial statements with additional information as to the amount and timing as well as trends relating to the amounts and expected timing of revenue to be recognized from the remaining performance obligations.

(17) Segment Information, page 131

7.We note your segment results presentation includes adjusted EBITDA for “Operations and Other” and Total adjusted EBITDA. Please revise to remove these columns as these are non-GAAP measures and should not be included in the Notes to the financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response: The Company confirms that in future filings, including the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, the Company will remove columns for “Total Segments,” “Operations and Other,” and “Total Adjusted EBITDA.” Consistent with the Company’s response above to Comment 2, the Company plans to add a reconciliation table that includes an adjustment for “Other unallocated amounts.” See Appendix 2 to this letter. The Company believes the inclusion of this adjustment for “Other unallocated amounts” is required for the Company to reconcile its reportable segments’ measure of profit or loss, Segment adjusted EBITDA, to the Company’s most directly comparable GAAP measure, consolidated net income (loss), and the reconciliation of the Company’s reportable segments’ amounts for other significant items to the corresponding consolidated amount, as required by ASC 280-10-50-30 and shown in illustrative example ASC 280-10-55-49.

(18) Commitments, Contingencies and Other Items, page 133

8.You disclose that as of any given date you could have exposure to losses under proceedings as to which no liability has been accrued or as to which the accrued liability is inadequate. Please revise to clarify for all matters whether you believe there at least a reasonable possibility that a loss may have been incurred or incurred in excess of amounts already accrued and if so, disclose an estimate of such loss or a range of loss or state that such estimate of possible losses cannot be made. Refer to ASC 450-20-50-4.

Response: With respect to the paragraph cited by the Staff in this comment, the Company plans in future filings to make the modifications noted below:

“We review our litigation accrual liabilities on a quarterly basis, but in accordance with applicable accounting guidelines only establish accrual liabilities when losses are deemed probable and reasonably estimable and only revise previously established accrual liabilities when warranted by changes in circumstances, in each case based on then-available information. As such, as of any given date we could have exposure to losses under proceedings as to which no liability has been accrued or as to which the accrued liability is inadequate. Subject to these limitations, at March 31, 2023, we had accrued $XX million in the aggregate for our litigation and non-income tax contingencies, which is included in other current liabilities, other liabilities, or liabilities held for sale in our consolidated balance sheet as of such date. We cannot at this time estimate the reasonably possible loss or range of loss in excess of this $XX million accrual due to the inherent uncertainties and speculative nature of contested proceedings. The establishment of an accrual does not mean that actual funds have been set aside to satisfy a given contingency. Thus, the resolution of a particular contingency for the amount accrued could have no effect on our results of operations but nonetheless could have an adverse effect on our cash flows.”

Form 8-K Furnished on February 7, 2023

Exhibit 99.1

Fourth Quarter 2022 Highlights, page 1

9.We note your Modified Metrics exclude the financial impacts of divested businesses and the lapsed CAF Phase II program, and includes estimates of revenue you would have received under post-closing agreements. These adjustments result in individually tailored recognition and measurement principles that are inconsistent with GAAP since the divested businesses did not meet the criteria for presentation as a discontinued operation pursuant to ASC 205-20 and the lapsed program was included in your continuing operations. We also note that you include an estimate of revenue for which you did not earn in the periods presented. Please revise to remove these measures and references throughout. Refer to Question 100.04 of the non-GAAP C&DIs. Similar concerns apply to the Form 8-K furnished on January 27, 2023 and the earnings release and tables, trending schedule, and presentations included on your website.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has reviewed Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. During our call with Ms. Melissa Kindelan and Ms. Christina Dietz of the Staff at 12 pm MST on April 20, 2023, the Company outlined its rationales for furnishing the Modified Metrics1 and advised the Staff of its intent to comply with Comment No. 9 above by revising its presentation to remove these measures and references throughout its future filings, beginning with its March 31, 2023 Form 10-Q, Form 8-K Item 2.01, earnings release and tables, trending schedule, and related presentations included on its website. Specifically, the Company will report its financial results and related non-GAAP measures without the modifications referenced in the Staff comment, by including footnotes to such results clarifying that reported amounts: (i) include quantified amounts associated with the prior operations of the Latin American business divestiture completed August 1, 2022 and the 20-state ILEC business divestiture completed October 3, 2022, (ii) include the financial impacts of the Federal Communications Commission's Connect America Fund ("CAF") Phase II program, which lapsed on December 31, 2021, and (iii) do not include estimates of amounts received or paid by the Company under the post-closing agreements with the purchasers of the divested businesses.

To implement these changes, the Company proposes to include the footnote disclosure on a prospective basis similar to the following when presented in its earnings release and tables, trending schedule, and related presentations included on the Company’s website:

•The financial impacts related to the Latin American business divestiture completed August 1, 2022 and the 20-state ILEC business divestiture completed October 3, 2022 (the “divestitures”) include revenue of $XX and $XX, adjusted EBITDA excluding Special Items of $XX and $XX, and Adjusted EBITDA margin, excluding Special Items of $XX and $XX, which will not recur in periods following the completion of these divestitures. The Company believes that these figures will allow analysts and investors to understand the amounts associated with these transactions to understand the impact they had on the Company's past, but not current or future, financial performance. Therefore, these amounts will impact the Company’s ability to match its past performance in current and future periods.

•The financial impacts of the Federal Communications Commission's Connect America Fund ("CAF") Phase II program, which lapsed on December 31, 2021, are $XX. The Company believes that this provides useful information to investors to understand the impact that the CAF Phase II program had on the Company's revenue generating activities in relation to the Company’s past, but not current or future, financial performance.

•The post-closing financial impacts of actual amounts received or paid by the Company under the post-closing agreements with the purchasers of the divested businesses were $XX. The Company believes that this provides useful information to investors to understand the impact that the post-closing agreements have had on the Company's activities and its current financial performance.

Further, the Company advises the Staff that any time the Company discloses a non-GAAP measure it will comply with all applicable requirements under Regulation G, including ensuring to (i) include a presentation of the nearest GAAP measure with equal or greater prominence (to the extent applicable) (ii) provide a reconciliation from the nearest GAAP measure to the non-GAAP measure, (iii) clearly label the measure as non-GAAP, (iv) include a statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors, and (v) provide additional information as to amounts included in GAAP results in a supplemental format to allow investors to understand the impacts on trends which would impact financial performance.

1For further information, see the Company’s response to Comment No. 11 below.

Financial Results, page 3

10.We note that you present several non-GAAP measures in this table before the most directly comparable GAAP measure. Please revise to provide the comparable GAAP measure before the non-GAAP measures. You also present adjusted EBITDA margin and adjusted EBITDA margin, excluding special items here and on page 17 but do not present the comparable GAAP margin measure. Please revise to present net income (loss) margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP C&DIs.

Response: The Company confirms that in future filings, including the Company’s Q1 2023 earnings release, the Company will provide the comparable GAAP measure, Operating Income (Loss) and Operating Income (Loss) Margin, before Adjusted EBITDA and Adjusted EBITDA margin in the recurring Financial Results table. Please see Appendix 3 to this letter. The Company believes this will present the comparable GAAP measures with greater prominence than the non-GAAP measures.

Form 8-K Furnished on January 27, 2023

Exhibit 99.1, page 1

11.This presentation includes “as reported” non-GAAP adjusted EBITDA excluding special items and adjusted EBITDA margin excluding special items, without the comparable GAAP measures and reconciliations to the most directly comparable GAAP measure. Please revise to include the comparable GAAP measures and reconciliations for the “as reported” non-GAAP measures. Refer to Item 100(a) of Regulation G. We also note several non-GAAP measures are further adjusted and labeled “as modified.” As noted in comment 9 above, these modified measures result in individually tailored recognition and measurement principles that are inconsistent with GAAP. Please revise to remove the “as modified” measures. Refer to Question 100.04 of the non-GAAP C&DIs.

Response: The Company believes that the January 8-K explained the relationship between GAAP figures and the Company’s supplemental historical financial information contained in such report. The Company also believes its February 8-K further explained the non-GAAP nature of its January 8-K disclosures by including the following three statements:

•A statement in Footnote 1 on page 1 labelling its Modified Metrics as non-GAAP financial measures, and directing investors to the most directly comparable GAAP measures located on the Company’s website

•A statement on page 14, under the heading “Description of Non-GAAP Metrics,” that directed investors to further detailed information regarding its Modified Metrics

•Footnote 1 to the table on page 17 directing investors to additional information on the Company’s non-GAAP special items.

The Company always intended its January 8-K modified measures to be a one-time disclosure of supplemental historical financial information to aid investors prior to the Company’s release of earnings less than two weeks later. The Company believes its Modified Metrics did not mislead investors2 but instead had the opposite effect of enhancing their understanding of the Company’s recent performance and providing them with the ability to compare the Company’s post-divestiture performance to its past performance. The Company believes the disclosures contained in its January 8-K, coupled with those in its February 8-K, enabled investors to clearly understand the relationship between the Company’s GAAP and supplemental figures. As such, the Company believes amending the January 8-K would cause undue confusion to investors.

2The Company notes that Regulation G is “intended to ensure that investors and others are not misled by the use of non-GAAP financial measures (SEC Release No. 33-8145 (Nov. 4, 2002), 67 FR 68490).

In light of the foregoing, along with the Company’s agreement in its response to Comment 9 herein to prospectively modify its reporting, the Company respectfully believes that it is in the best interests of investors and shareholders to refrain from amending the January 8-K.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosure, notwithstanding any review, comments, action, or absence of action by the Staff. The Company qualifies each of its forward-looking statements contained in this letter by reference to the qualifying factors and risk factor disclosures contained in its filings with the SEC.

Sincerely,

/s/Chris Stansbury

Chris Stansbury
Chief Financial Officer

cc: Mr. Richard G. Ehrman
KPMG LLP Denver, Colorado

The Audit Committee of the Board of Directors
Lumen Technologies, Inc.

Appendix 1 to the letter dated April 25, 2023
Segment Results

General

Reconciliation of segment revenue to total operating revenue is below. The results presented in this section include results of our Latin American and ILEC businesses prior to their sale on August 1, 2022 and October 3, 2022, respectively:

Three Months Ended March 31,
	2023	2022
(Dollars in millions)
Operating revenue
Business	XX	XX
Mass Markets	XX	XX
Total operating revenue	XX	XX

Additional information regarding our total adjusted EBITDA is below:

Three Months Ended March 31,
	2023	2022
(Dollars in millions)
Net income	XX	XX
Income tax expense	XX	XX
Total other (income) expense, net	XX	XX
Depreciation and amortization expense	XX	XX
Stock-based compensation expense	XX	XX
Total adjusted EBITDA	XX	XX
Business segment adjusted EBITDA	XX	XX
Mass Markets segment adjusted EBITDA	XX	XX
Other unallocated amounts	XX	XX

For additional information on our reportable segments and product and services categories, see Note 4—Revenue Recognition and Note 11—Segment Information to our consolidated financial statements in Item 1 of Part I of this report.

Appendix 2 to the letter dated April 25, 2023

The following tables summarize our segment results for the three months ended March 31, 2023 and 2022, based on the segment categorization we were operating under at March 31, 2023.

Three Months Ended March 31, 2023
	Business	Mass Markets
(Dollars in millions)
Revenue	XX	XX
Expenses:
Cost of services and products	XX	XX
Selling, general and administrative	XX	XX
Less: stock-based compensation	XX	XX
Total segment expense	XX	XX
Total segment adjusted EBITDA	XX	XX

Three Months Ended March 31, 2022
	Business	Mass Markets
(Dollars in millions)
Revenue	XX	XX
Expenses:
Cost of services and products	XX	XX
Selling, general and administrative	XX	XX
Less: stock-based compensation	XX	XX
Total segment expense	XX	XX
Total segment adjusted EBITDA	XX	XX

Three Months Ended March 31,
	2023	2022
(Dollars in millions)
Business segment adjusted EBITDA	XX	XX
Mass Markets segment adjusted EBITDA	XX	XX
Other unallocated amounts	XX	XX
Total Adjusted EBITDA	XX	XX

Appendix 3 to the letter dated April 25, 2023
Financial Results Summary

Metric, as reported	First Quarter
($ in millions, except per share data)	2023	2022
Large Enterprise	XX	XX
Mid-Market Enterprise	XX	XX
Public Sector	XX	XX
Enterprise Channels	XX	XX
Wholesale	XX	XX
Business Segment Revenue	XX	XX
Mass Markets Segment Revenue	XX	XX
Total Revenue(1)(2)	XX	XX
Cost of Services and Products	XX	XX
Selling, General and Administrative Expenses	XX	XX
Loss on disposal groups held for sale	XX	XX
Stock-based Compensation Expense	XX	XX
Operating Income	XX	XX
Adjusted EBITDA(3)(4)(5)	XX	XX
Adjusted EBITDA, Excluding Special Items(3)(4)(5)(6)	XX	XX
Operating Income Margin	XX	XX
Adjusted EBITDA Margin(5)	XX	XX
Adjusted EBITDA Margin, Excluding Special Items(5)(6)	XX	XX
Net Cash Provided by Operating Activities	XX	XX
Capital Expenditures(7)	XX	XX
Unlevered Cash Flow(5)	XX	XX
Unlevered Cash Flow, Excluding Cash Special Items(5)(8)	XX	XX
Free Cash Flow(5)	XX	XX
Free Cash Flow, Excluding Cash Special Items(5)(8)	XX	XX
Net Income	XX	XX
Net Income, Excluding Special Items(5)(9)	XX	XX
Net Income per Common Share - Diluted	XX	XX
Net Income per Common Share - Diluted, Excluding Special Items(5)(9)	XX	XX
Weighted Average Shares Outstanding (in millions) - Diluted	XX	XX
(1) Revenue for first quarter of 2022 includes (i) $XX million of revenue from the Latin American business divested on August 1, 2022 and the 20-state ILEC business divested on October 3, 2022 and (ii) $XX million of revenue from the CAF Phase II program, which lapsed on December 31, 2021. The Company believes that this detail provides useful information to investors to understand the impact that these transactions had on the Company's past, but not current or future, financial performance. Therefore, these amounts will impact the Company’s ability to match its past performance in current and future periods.

(2) We recognized XX of revenue related to the post-closing commercial agreements with the purchasers of the divested businesses in the first quarter of 2023. The Company believes this provides useful information to investors to understand the impact that the post-closing agreements have had on the Company's activities and its current financial performance.

(3) Adjusted EBITDA and Adjusted EBITDA, excluding Special Items for first quarter of 2022 includes (i) $XX million of Adjusted EBITDA from the Latin American business divested on August 1, 2022 and the 20-state ILEC business divested on October 3, 2022 and (ii) $XX million of Adjusted EBITDA from the CAF Phase II program, which lapsed on December 31, 2021. The Company believes that this information will allow analysts and investors to understand the amounts associated with the impact that these transactions had on the Company's past, but not current or future, financial performance. Therefore, these amounts will impact the Company’s ability to maintain these historical trends in current and future periods.

(4) We recognized XX of Adjusted EBITDA reduction related to the post-closing commercial agreements with the purchasers of the divested businesses in the first quarter of 2023. The Company believes this information will allow analysts and investors to understand the impact that the post-closing agreements have had on the Company's activities and its current financial performance.

(5) See the attached schedules for definitions of non-GAAP metrics and reconciliations to GAAP figures.
(6) Excludes Special Items in the amounts of (i) $XX million for the first quarter of 2023 and (ii) $XX million for the first quarter of 2022.

(7) Capital expenditures for first quarter of 2022 includes (i) $95 million of capital expenditures from the Latin American business divested on August 1, 2022 and the 20-state ILEC business divested on October 3, 2022 and (ii) $6 million of capital expenditures related to the CAF Phase II program, which lapsed on December 31, 2021. The Company believes that this detail provides useful information to investors to understand the impact that these transactions had on the Company's past, but not current or future, capital expenditures in relation to the Company’s historical activity that will not recur.

(8) Excludes cash paid for Special Items of (i) $XX million for the first quarter of 2023 and (ii) $XX million for the first quarter of 2022.
(9) Excludes Special Items (net of the income tax effect thereof) in the amounts of (i) $XX million for the first quarter of 2023 and (ii) $XX million for the first quarter of 2022.